Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
On 6 January 2009, the Company was notified by its substantial shareholders, Unicom BVI and Netcom BVI, that the merger of Unicom Parent and Netcom Parent, their respective parent companies, through the absorption of Netcom Parent by Unicom Parent, has been approved by SASAC and has become effective. Details of the future treatment of the existing continuing connected transactions entered into between the Company and Netcom Parent following the completion of the Parent Merger are also set out in this announcement.
1.	Completion of the Parent Merger
China Unicom (Hong Kong) Limited (the “Company”) refers to the announcement made by the Company on 16 November 2008 (the “First Announcement”) in respect of the proposed merger of China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation (“Unicom Parent”) and China Network Communications Group Corporation (“Netcom Parent”) (the “Parent Merger”). Prior to the Parent Merger becoming effective, Unicom Parent and Netcom Parent were the respective parent companies of China Unicom (BVI) Limited (“Unicom BVI”) and China Netcom Group Corporation (BVI) Limited (“Netcom BVI”), which are the substantial shareholders of the Company.
On 6 January 2009, the Company was notified by its substantial shareholders, Unicom BVI and Netcom BVI, that the Parent Merger, through the absorption of Netcom Parent by Unicom Parent, has been approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) and has become effective. As a result of the Parent Merger, Unicom Parent has assumed all the rights and obligations of Netcom Parent, all the assets, liabilities and business of Netcom Parent have vested in Unicom Parent. Netcom Parent will be deregistered according to law. As disclosed in the First Announcement, the Parent Merger will not result in any change of control of the Company and will not give rise to any implications under Rule 26 of the Hong Kong Code on Takeovers and Mergers.

2.	Impact of the Parent Merger on the Continuing Connected Transactions of the Company
As at the date of this announcement, the Company has, through its operating subsidiaries, entered into the following continuing connected transaction agreements with Netcom Parent (the “Netcom Parent CCTs”), details of which were set out in the circular issued by the Company dated 15 August 2008.
(a)	Domestic Interconnection Settlement Agreement 2008-2010;

(b)	International Long Distance Voice Services Settlement Agreement 2008-2010;

(c)	Engineering and Information Technology Services Agreement 2008-2010;

(d)	Master Sharing Agreement 2008-2010;

(e)	Property Leasing Agreement 2008-2010;

(f)	Materials Procurement Agreement 2008-2010;

(g)	Ancillary Telecommunications Services Agreement 2008-2010;

(h)	Support Services Agreement 2008-2010;

(i)	Telecommunications Facilities Leasing Agreement 2008-2010;

(j)	Information and Communications Technology Agreement 2008-2010;

(k)	Framework Agreement for Interconnection Settlement;

(l)	Framework Agreement for Engineering and Information Technology Services;

(m)	Framework Agreement for Property Leasing;

(n)	Framework Agreement for Ancillary Telecommunications Services;

(o)	Framework Agreement for Support Services; and

(p)	Framework Agreement for Telecommunications Facilities Leasing.
Upon the Parent Merger becoming effective, the Netcom Parent CCTs (and all associated rights and obligations thereunder) were assumed by Unicom Parent. Due to the similar nature of the transactions, the annual cap applicable to each of the following Netcom Parent CCTs for each of the two financial years ending 31 December 2009 and 2010 will be aggregated with the relevant annual cap of each of the following continuing connected transaction agreements entered into between (1) the Company (through its operating subsidiaries) as one party, and (2) Unicom Parent and its subsidiaries (other than the Company and its subsidiaries) (the “Unicom Parent Group”) as the other party (the “Unicom Parent Group CCTs”).

	Annual caps for Netcom		Annual caps for Unicom
	Parent CCTs		Parent Group CCTs		Aggregated
	(RMB million)		(RMB million)		(RMB million)
	For the financial year		For the financial year		For the financial year
	ending 31 December		ending 31 December		ending 31 December
Transaction Category	2009	2010	2009	2010	2009	2010
1. Materials Procurement Agreement(1)	1,500	1,500	350	550	1,850	2,050
2(a). Property Leasing Agreement(2a)	1,050	1,050	80	120	1,130	1,170
2(b). Property Leasing Agreement(2b)	10	10	100	120	110	130
3. Engineering and Information Technology Services Agreement(3)	4,400	4,400	750	1,000	5,150	5,400
Notes:

(1)	The relevant Unicom Parent Group CCT is under the Provision of Equipment Procurement Services under the Second New Comprehensive Services Agreement.

(2a)	Rental payable by the Company (and/or its subsidiaries).

(2b)
Rental payable to the Company (and/or its subsidiaries), and the relevant Unicom Parent Group CCT for 2(a) and 2(b) is under the Mutual Provision of Premises under the Second New Comprehensive Services Agreement.

(3)	The relevant Unicom Parent Group CCT is under the Provision of Engineering Design and Technical Services under the Second New Comprehensive Services Agreement.
Whether on a stand-alone basis or on an aggregated basis, the transactions contemplated under each of category 1 and category 2 in the table above for each of the two financial years ending 31 December 2009 and 2010 constitute continuing connected transactions of the Company subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Chapter 14A of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Accordingly, for each of the two financial years ending 31 December 2009 and 2010, the applicable annual caps for the transactions contemplated under each of category 1 and category 2 in the table above will be the aggregated annual caps as set out in the table above.
The Netcom Parent CCTs contemplated under category 3 in the table above constitute continuing connected transactions of the Company subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Such independent shareholders’ approval was obtained at the extraordinary general meeting of the Company held on 16 September 2008. The Unicom Parent Group CCTs contemplated under category 3 in the table above constitute continuing connected transactions of the Company subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Accordingly, for each of the two financial years ending 31 December 2009 and 2010, the applicable annual cap for the Netcom Parent CCTs and the Unicom Parent Group CCTs contemplated under category 3 in the table above will be the existing annual cap for the Netcom Parent CCTs which was approved by the independent shareholders of the Company on 16 September 2008, being RMB4,400 million.

In addition, in respect of those Netcom Parent CCTs which cannot be aggregated with any existing Unicom Parent Group CCTs, the Company will continue to apply the existing annual caps applicable to such Netcom Parent CCTs for each of the two financial years ending 31 December 2009 and 2010 as if such transactions were entered into by the Company (or its operating subsidiaries) with the Unicom Parent Group.
The Company further confirms that, save for the amendments as set out in this announcement, no amendments have been made to the terms and conditions of the existing continuing connected transactions of the Company. The Company will comply with the relevant requirements of Chapter 14A of the Listing Rules should there be any update and/or material change to the terms and conditions of the existing continuing connected transactions of the Company.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 6 January 2009
As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Directors:	Cesareo Alierta Izuel and Kim Shin Bae

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

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